SUB-ITEM 77C – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders (the “Meeting”) of the Aberdeen Global Select Opportunities Fund Inc. (the “Target Fund”) was held on February 3, 2015 in Philadelphia.  The voting result for the proposals considered at the Meeting are as follows:

Agreement and Plan of Reorganization.  The shareholders of the Target Fund approved the Agreement and Plan of Reorganization which contemplates the reorganization of the Target Fund into the Aberdeen Global Equity Fund (the “Acquiring Fund”), a series of Aberdeen Funds, and provides that the Target Fund will transfer all of its assets and liabilities to the Acquiring Fund in exchange for shares of certain classes of the Acquiring Fund, which shares will be distributed to the shareholders of the corresponding class of the Target Fund in complete liquidation and dissolution of the Target Fund.

For                                Against                                Abstain
78,760                                           3,528                                6,902

Plan of Liquidation.  The shareholders of the Target Fund approved the Plan of Liquidation to which the Target Fund would be liquidated and dissolved.

For                                Against                                Abstain
78,471                                           3,037                                7,682